Exhibit 99.1

Jiayuan Announces Fourth Quarter and Full Year 2011 Unaudited Financial Results

Net Revenues for Full Year 2011 Increase 97.7% Year—over-year to RMB331.2 million

BEIJING, China, March 5, 2012 — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights(1)

•                      Net revenues for the fourth quarter 2011 were RMB88.6 million (US$14.1 million), in line with guidance, representing a year-over-year increase of 53.6%.

•                      Operating loss for the fourth quarter 2011 was RMB4.3 million (US$690,000), compared to operating income of RMB13.2 million for the corresponding quarter of 2010. Excluding share-based compensation, non-GAAP(2) operating loss for the fourth quarter 2011 was RMB322,000 (US$51,000), compared to non-GAAP operating income of RMB15.3 million for the corresponding quarter of 2010. The operating loss and non-GAAP operating loss are primarily attributable to a higher selling and marketing expense, including RMB10.0 million resulting from a special marketing campaign conducted during the quarter, as well as an increase in personnel costs due to year-end bonuses being accrued during the quarter.

•                      Net loss attributable to Jiayuan for the fourth quarter 2011 was RMB1.2 million (US$190,000), compared to net income attributable to Jiayuan of RMB10.0 million for the corresponding quarter of 2010. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for the fourth quarter of 2011 was RMB2.8 million (US$449,000), compared to RMB12.1 million for the corresponding quarter of 2010.

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter / twelve months ended December 31, 2011, were made at an exchange rate of RMB6.2939 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2011. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

(2) Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying ‘‘Non-GAAP Financial Measures’’ and ‘‘Reconciliations to Unaudited Condensed Consolidated Statements of Operations’’.

Full Year 2011 Highlights

•                      Net revenues for full year 2011 were RMB331.2 million (US$52.6 million), a year-over-year increase of 97.7%.

•                      Operating income for full year 2011 was RMB39.8 million (US$6.3 million), a year-over-year increase of 66.2%. Excluding share-based compensation, non-GAAP operating income for full year 2011 was RMB70.3 million (US$11.2 million), representing a year-over-year increase of 127.5%.

•                      Net income attributable to Jiayuan for full year 2011 was RMB37.2 million (US$5.9 million), a year-over-year increase of 122.8%. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for full year 2011 was RMB67.8 million (US$10.8 million), a 186.3% year-over-year increase.

“In the fourth quarter we saw a record-high number of newly registered user accounts on our website, and reported encouraging revenue growth of 53.6% year-on-year,” said Ms. Rose Gong, chief executive officer of Jiayuan.

“As China’s leading online platform for serious dating, we remain focused on a simple formula of providing users with China’s industry-leading nationwide network combined with the best possible online dating environment,” continued Ms. Gong. “In addition to our traditional online offering, our wireless offering continues to gain traction with advanced features such as mobile location-based services that are specifically designed to meet the needs of serious users looking for love. We are delighted to see that the number of activated smartphone apps accessing Jiayuan’s services reached a new record of approximately two million by the end of the quarter.”

Ms. Gong concluded, “We continue to see fragmentation in China’s online dating market as new entrants attempt to take advantage of the tremendous market opportunities. As the clear market leader, we are confident that Jiayuan will be a beneficiary of this trend as users increasingly appreciate the advantages of Jiayuan’s superior offering compared to competitors.”

“In our traditionally slowest quarter, healthy revenue growth was offset by aggressive investment in marketing and user-focused initiatives,” said Mr. Shang Koo, chief financial officer of Jiayuan. “We are mindful that the market landscape continues to evolve quickly, and in the fourth quarter we invested in a robust marketing campaign to enhance market understanding of Jiayuan’s premium position and superior product offerings. In 2012, we will build on this brand-enhancement push by concentrating marketing spending on user acquisition. We will also maintain a robust pace of investment in support of user-related initiatives like our wireless offering, which we are confident will become important drivers of our future growth. As the online dating sector in China becomes increasingly vibrant, we believe that our unrivalled nationwide network and our emphasis on providing the best possible user experience will position Jiayuan for long-term leadership.”

Fourth Quarter 2011 Operational Results

The number of registered user accounts(3) as of December 31, 2011 was 55,928,106, with approximately 5.4 million new users acquired during the quarter.

The number of average monthly active user accounts(4) for the fourth quarter 2011 was 5,179,713, compared to 4,403,262 for the corresponding period of 2010 and 5,560,387 for the previous quarter.

(3) The number of registered user accounts is an accumulated amount and include both accounts that are registered on Jiayuan’s online platform and those registered on its wireless platforms.

(4) Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan.com website at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month.

The number of average monthly paying user accounts for the fourth quarter 2011 was 1,172,159, compared to 761,271 for the corresponding period of 2010 and 1,250,439 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the fourth quarter 2011 was RMB21.5, compared to RMB20.3 for the corresponding period in 2010 and RMB20.2 for previous quarter.

Fourth Quarter 2011 Financial Results

Jiayuan reported net revenues of RMB88.6 million (US$14.1 million) for the fourth quarter of 2011, representing a year-over-year increase of 53.6%, primarily due to substantial growth in Jiayuan’s online services, and a quarter-over-quarter decrease of 2.5% from RMB90.9 million due to a seasonal slowdown in user activity.

•                      Online services contributed RMB75.7 million (US$12.0 million), or 85.4% of net revenues for the fourth quarter of 2011, representing a year-over-year increase of 63.4% from RMB46.3 million, and compared to RMB76.0 million for the previous quarter. The slight sequential decrease was mainly attributable to seasonally lower user activity during the winter months.

•                      Events and VIP services contributed RMB12.7 million (US$2.0 million), or 14.3% of net revenues for the fourth quarter of 2011, representing a year-over-year increase of 42.7% from RMB8.9 million, and a quarter-over-quarter decrease of 7.2% from RMB13.7 million.

Cost of revenues for the fourth quarter of 2011 was RMB29.6 million (US$4.7 million), representing a year-over-year increase of 54.8% from RMB19.1 million, and a quarter-over-quarter increase of 5.9% from RMB27.9 million. This increase was primarily attributable to Jiayuan’s business expansion.

Gross profit for the fourth quarter of 2011 was RMB59.0 million (US$9.4 million), representing a year-over-year increase of 53.0% from RMB38.6 million, and a quarter-over-quarter decrease of 6.3% from RMB63.0 million.

Selling and marketing expenses were RMB43.0 million (US$6.8 million) for the fourth quarter of 2011, representing a year-over-year increase of 162.4% from RMB16.4 million, and a quarter-over-quarter increase of 66.5% from RMB25.8 million. This was primarily due to increased spending to promote Jiayuan’s wireless platform and a special marketing campaign conducted during the fourth quarter.

General and administrative expenses were RMB16.0 million (US$2.5 million) for the fourth quarter of 2011, representing a year-over-year increase of 79.9% from RMB8.9 million for the corresponding quarter of 2010, and a quarter-over-quarter increase of 27.6% from RMB12.6 million for the third quarter of 2011. The increase is primarily attributable to an increase in headcount in support of business expansion, an increase in year-end bonuses, as well as an increase in professional fees incurred to comply with the rules and regulations associated with being a public company.

Research and development expenses were RMB4.3 million (US$686,000) for the fourth quarter of 2011, compared to RMB105,000 for the corresponding quarter of 2010 and RMB3.1 million for the third quarter of 2011. This increase was primarily due to an increase in the number of research and development personnel in connection with Jiayuan’s strategy to enhance its research and development capabilities.

Operating loss for the fourth quarter of 2011 was RMB4.3 million (US$690,000), compared to operating income of RMB13.2 million for the corresponding quarter of 2010, and RMB21.5 million in the previous quarter. Excluding share-based compensation expenses, non-GAAP operating loss for the fourth quarter of 2011 was RMB322,000 (US$51,000), compared to non-GAAP operating income of RMB15.3 million for the corresponding quarter of 2010, and RMB25.2 million from the previous quarter.

Foreign currency exchange net gain for the fourth quarter of 2011 was RMB2.8 million (US$439,000), compared to RMB6.5 million for the third quarter of 2011 and nil for the corresponding quarter of 2010. The foreign currency exchange net gain for the fourth quarter of 2011 was mainly attributable to appreciation of the RMB against the U.S. dollar during the period. The majority of the proceeds from Jiayuan’s IPO have been converted into RMB and are being held by its overseas entities whose functional currencies are the U.S. dollar.

Net loss attributable to Jiayuan(5) for the fourth quarter of 2011 was RMB1.2 million (US$190,000), compared to net income attributable to Jiayuan of RMB10.0 million for the corresponding quarter of 2010 and RMB24.9 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income attributable to Jiayuan for the fourth quarter of 2011 was RMB2.8 million (US$449,000), compared to RMB12.1 million for the corresponding quarter of 2010, and RMB28.6 million for the previous quarter.

Basic and diluted net loss per ADS(6) for the fourth quarter of 2011 were RMB0.04 (US$0.01), compared to RMB0.12 for the corresponding quarter of 2010, and basic and diluted net income per ADS of RMB0.80 and RMB0.75, respectively, for the third quarter of 2011.

(5) Since the third quarter of 2011, net income/(loss) attributable to Jiayuan is equivalent to net income/(loss) attributable to ordinary shareholders as all outstanding preferred shares were converted into ordinary shares upon the completion of Jiayuan’s IPO in May 2011.

(6) Basic and diluted net loss per ADS are calculated based on net loss attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the fourth quarter of 2011 were RMB0.09 (US$0.01), compared to a non-GAAP basic and diluted net loss per ADS of RMB0.00 for the corresponding quarter of 2010 and non-GAAP basic and diluted net income per ADS of RMB0.91 and RMB0.86 respectively for the third quarter of 2011.

As of December 31, 2011, Jiayuan had cash and cash equivalents and short-term deposits of RMB585.8 million (US$93.1 million). Cash flows from operating activities for the fourth quarter of 2011 were RMB6.6 million (US$1.0 million).

The weighted average number of ADSs outstanding used in calculating diluted net loss per ADS and non-GAAP diluted net income per ADS in the fourth quarter of 2011 were 31.3 million and 33.0 million, respectively. As of December 31, 2011, the Company had 31.4 million ADSs outstanding.

Fiscal Year 2011 Financial Results(7)

Jiayuan reported net revenues of RMB331.2 million (US$52.6 million) for full year 2011, representing an increase of 97.7% from RMB167.6 million for full year 2010, primarily due to substantial growth in Jiayuan’s online services.

•                      Online services contributed RMB277.2 million (US$44.0 million), or 83.7% of net revenues for full year 2011, representing an increase of 106.8% from RMB134.1 million for the previous year.

•                      Events and VIP services contributed RMB51.2 million (US$8.1 million), or 15.5% of net revenues for full year 2011, representing an increase of 95.1% from RMB26.3 million for the previous year.

Cost of revenues for full year 2011 was RMB104.8 million (US$16.7 million), representing an increase of 71.7% from RMB61.0 million from the previous year. This increase was primarily attributable to an increase in costs associated with Jiayuan’s business expansion, such as an increase in headcount, higher bandwidth costs and an increase in commissions paid to third party providers. The increase in cost of revenues is in line with the increase in net revenues.

Gross profit for full year 2011 was RMB226.4 million (US$36.0 million), representing an increase of 112.5% from RMB106.5 million for the previous year.

(7) The unaudited financial information disclosed in this press release is preliminary. The preparation of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2011 is still in progress. Adjustments to the financial information may be identified when the preparation work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Selling and marketing expenses were RMB110.5 million (US$17.6 million) for full year 2011, representing an increase of 91.0% from RMB57.9 million for the previous year, mainly due to business expansion. The increase is in line with the increase in net revenues for the year.

General and administrative expenses were RMB64.3 million (US$10.2 million) for full year 2011, representing an increase of 164.2% from RMB24.3 million for full year 2010. The increase is primarily attributable to increased costs associated with Jiayuan’s business expansion, as well as additional professional fees incurred to comply with the rules and regulations associated with being a public company. General and administrative expenses for full year 2011 include IPO-related share-based compensation expenses of RMB17.5 million in relation to the share-based awards granted to contractors and current and former employees which were fully vested upon the completion of Jiayuan’s IPO in May 2011.

Research and development expenses were RMB11.8 million (US$1.9 million) for full year 2011, compared to RMB381,000 for the previous year. This increase was primarily due to an increase in the number of research and development personnel in connection with Jiayuan’s strategy to enhance its research and development capabilities.

Operating income for full year 2011 was RMB39.8 million (US$6.3 million), representing an increase of 66.2% from RMB24.0 million for the previous year. Excluding share-based compensation expenses, non-GAAP operating income for full year 2011 was RMB70.3 million (US$11.2 million), representing an increase of 127.5% from RMB30.9 million for the previous year.

Foreign currency exchange net gain for full year 2011 was RMB8.9 million (US$1.4 million), compared to nil for the previous year. The foreign currency exchange net gain for full year 2011 was mainly attributable to RMB appreciation against the U.S. dollar during the year. The majority of the proceeds from Jiayuan’s IPO have been converted into RMB and are being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income attributable to Jiayuan for full year 2011 was RMB37.2 million (US$5.9 million), representing an increase of 122.8% from RMB16.7 million for the previous year. Excluding share-based compensation expenses, non-GAAP net income attributable to Jiayuan for full year 2011 was RMB67.8 million (US$10.8 million), representing an increase of 186.3% from RMB23.7 million for the previous year.

Basic and diluted net income per ADS for full year 2011 was RMB0.81 (US$0.13) and RMB0.76 (US$0.12), respectively, compared to a basic and diluted net loss of RMB0.48 for the previous year.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for full year 2011 were RMB1.96 (US$0.31) and RMB1.84 (US$0.29), respectively, compared to a non-GAAP basic and diluted net loss per ADS of RMB0.09 for the previous year.

First Quarter 2012 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB90 million to RMB92 million for the first quarter of 2012. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, at 8:00 p.m. on March 5, 2012 U.S. Eastern Time (9:00 a.m. on March 6, 2012 Beijing / Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
United States:	+1-718-3541-231
Hong Kong:	+852-2475-0994
United Kingdom:	+44-203-0598-139
China (Toll-free):	800-8190-121 (or 400-6208-038 for mobile)

Passcode:	55303310

A replay of the conference call may be accessed by phone at the following number until March 13, 2012:

International:	+61-2-8235-5000

Passcode:	55303310

A live and archived webcast of the conference call will be available at the Company’s investor relations website, ir.jiayuan.com. A PDF version of this release can also be downloaded from the investor relations website.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch. As of December 31, 2011, Jiayuan had approximately 56.0 million registered user accounts, with an average of approximately 5.2 million monthly active user accounts in the fourth quarter of 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income/(loss), net income/(loss) attributable to Jiayuan.com International Ltd, net income/(loss) attributable to ordinary shareholders and net income/(loss) per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Melody Liu
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Martin Reidy
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,	September 30,	December 31,
	2010	2011	2011	2011
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,388	480,660	181,340	28,812
Short-term deposits	116,000	114,500	404,500	64,269
Accounts receivable, net	5,631	12,374	16,294	2,589
Amounts due from a related party	1,000	—	—	—
Deferred tax assets	1,231	1,943	3,045	484
Prepaid expenses and other current assets	5,979	9,652	12,927	2,054
Total current assets	149,229	619,129	618,106	98,208
Non-current assets:
Term deposit	—	—	10,000	1,589
Property and equipment, net	15,029	24,364	27,599	4,385
Total assets	164,258	643,493	655,705	104,182

LIABILITIES
Current liabilities:
Accounts payable	1,194	—	—	—
Deferred revenue	55,326	79,569	78,547	12,480
Accrued expenses and other current liabilities	12,908	18,335	28,817	4,579
Income tax payable	15,151	12,657	14,824	2,355
Amounts due to a related party	993	—	—	—
Total current liabilities	85,572	110,561	122,188	19,414
Total Liabilities	85,572	110,561	122,188	19,414
Series A redeemable convertible preferred shares	93,559	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares	210	338	339	54
Additional paid-in capital	—	517,300	522,470	83,012
Statutory reserves	392	392	5,792	920
(Accumulated deficit)/Retained earnings	(23,887)	14,561	7,956	1,264
Foreign currency translation adjustments	8,412	341	(3,040)	(482)
Total shareholders’ (deficit)/equity	(14,873)	532,932	533,517	84,768

Total liabilities, redeemable convertible preferred shares and shareholders’ (deficit)/equity	164,258	643,493	655,705	104,182

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$

Net revenues	57,677	90,910	88,592	14,076
Cost of revenues	(19,100)	(27,910)	(29,558)	(4,696)

Gross profit	38,577	63,000	59,034	9,380

Operating expenses:
Selling and marketing expenses	(16,403)	(25,845)	(43,041)	(6,839)
General and administrative expenses	(8,904)	(12,552)	(16,021)	(2,545)
Research and development expenses	(105)	(3,103)	(4,318)	(686)
Total operating expenses	(25,412)	(41,500)	(63,380)	(10,070)

Operating income/(loss)	13,165	21,500	(4,346)	(690)

Interest income, net	654	1,660	3,031	482
Foreign currency exchange gain, net	—	6,473	2,761	439
Other income, net	436	94	1,955	311
Income before income tax	14,255	29,727	3,401	542
Income tax expenses	(4,305)	(4,858)	(4,606)	(732)

Net income/(loss) attributable to Jiayuan.com International Ltd.	9,950	24,869	(1,205)	(190)

Accretion of redeemable convertible preferred shares	(2,218)	—	—	—
Income allocated to participating preferred shareholders	(9,950)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(2,218)	24,869	(1,205)	(190)

Net (loss)/income per ADS — Basic	(0.12)	0.80	(0.04)	(0.01)
Net (loss)/income per ADS — Diluted	(0.12)	0.75	(0.04)	(0.01)

ADSs used in computing basic net (loss)/income per ADS	18,181,818	31,259,596	31,296,296	31,296,296
ADSs used in computing diluted net (loss)/income per ADS	18,181,818	33,224,779	31,296,296	31,296,296

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve months ended,
	December 31, 2010	December 31, 2011
	RMB	RMB	US$

Net revenues	167,589	331,241	52,629
Cost of revenues	(61,049)	(104,814)	(16,654)

Gross profit	106,540	226,427	35,975

Operating expenses:
Selling and marketing expenses	(57,867)	(110,521)	(17,560)
General and administrative expenses	(24,338)	(64,310)	(10,218)
Research and development expenses	(381)	(11,796)	(1,874)
Total operating expenses	(82,586)	(186,627)	(29,652)

Operating income	23,954	39,800	6,323

Interest income, net	1,876	5,077	807
Foreign currency exchange gain, net	—	8,911	1,416
Other income, net	898	1,562	248
Income before income tax	26,728	55,350	8,794
Income tax expenses	(10,011)	(18,107)	(2,877)

Net income attributable to Jiayuan.com International Ltd.	16,717	37,243	5,917

Accretion of redeemable convertible preferred shares	(8,690)	(3,222)	(512)
Income allocated to participating preferred shareholders	(16,717)	(12,681)	(2,015)

Net (loss)/income attributable to ordinary shareholders	(8,690)	21,340	3,390

Net (loss)/income per ADS — Basic	(0.48)	0.81	0.13
Net (loss)/income per ADS — Diluted	(0.48)	0.76	0.12

ADSs used in computing basic net (loss)/income per ADS	18,181,818	26,431,860	26,431,860
ADSs used in computing diluted net (loss)/income per ADS	18,181,818	28,256,555	28,256,555

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended December 31, 2010			Three Months Ended September 30, 2011			Three Months Ended December 31, 2011
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income/(loss)	13,165	2,158	15,323	21,500	3,692	25,192	(4,346)	4,024	(322)
Net income/(loss) attributable to Jiayuan.com International Ltd.	9,950	2,158	12,108	24,869	3,692	28,561	(1,205)	4,024	2,819

Net (loss)/income attributable to ordinary shareholders	(2,218)	2,158	(60)	24,869	3,692	28,561	(1,205)	4,024	2,819
Basic net (loss)/income per ADS	(0.12)		(0.00)	0.80		0.91	(0.04)		0.09
Diluted net (loss)/income per ADS	(0.12)		(0.00)	0.75		0.86	(0.04)		0.09

ADSs used in computing basic net (loss)/income per ADS	18,181,818		18,181,818	31,259,596		31,259,596	31,296,296		31,296,296

ADSs used in computing diluted net (loss)/ income per ADS	18,181,818		18,181,818	33,224,779		33,224,779	31,296,296		32,970,806

Note:

(a)         To adjust for share-based compensation expense.

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve Months Ended December 31, 2010			Twelve Months Ended December 31, 2011
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	23,954	6,963	30,917	39,800	30,542	70,342
Net income attributable to Jiayuan.com International Ltd.	16,717	6,963	23,680	37,243	30,542	67,785

Net (loss)/income attributable to ordinary shareholders	(8,690)	6,963	(1,727)	21,340	30,542	51,882
Basic net (loss)/income per ADS	(0.48)		(0.09)	0.81		1.96
Diluted net (loss)/income per ADS	(0.48)		(0.09)	0.76		1.84

ADSs used in computing basic net (loss)/income per ADS	18,181,818		18,181,818	26,431,860		26,431,860

ADSs used in computing diluted net (loss)/income per ADS	18,181,818		18,181,818	28,256,555		28,256,555

Note:

(a)         To adjust for share-based compensation expense.